Exhibit 99.2

LOAN CONVERSION AGREEMENT

This Loan Conversion Agreement (“Agreement”) is entered into by and between MultiMetaVerse Holdings Limited, a British Virgin Islands business company (hereinafter the “Company”) and Avatar Group Holdings Limited, a British Virgin Islands business company (hereinafter the “Creditor”), effective as of the 12th day of September, 2023 (the “Effective Date”).

*WITNESSETH*

WHEREAS, Company owes to the Creditor an aggregate principal amount of $4,605,000 (the “Principal Amount”) and an aggregate amount of accrued and unpaid interest of $221,109 (calculated as of June 30, 2023) (“Accrued and Unpaid Interest”, and collectively with the Principal Amount, the “Indebtedness”) under the loans (the “Loans”) that are evidenced by the agreements set forth in Schedule I hereto (“Loan Agreements”).

WHEREAS, as a result of the forgoing and certain other good and valuable consideration acknowledged by the parties, Creditor desires to convert the entire Indebtedness into Class A ordinary shares of the Company, with no par value (“Shares”) in full satisfaction of the Indebtedness.

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NOW THEREFORE, the undersigned parties to this Agreement hereby mutually agree to all of the following:

SECTION I

CONVERSION OF INDEBTEDNESS

1.01. Conversion of Indebtedness. In exchange for good, valuable and mutual considerations, the receipt and sufficiency of which is hereby acknowledged by the parties, Creditor, as of a certain date determined by the parties within ninety (90) days from the Effective Date (the “Conversion Date”), may convert the entire Indebtedness into Shares, at a conversion price equivalent to the average closing price of the Shares over last twenty (20) trading days prior to the Effective Date (rounded to the nearest full share), in full satisfaction of the Indebtedness.

1.02. Issuance of Shares. Within five (5) business days after the Conversion Date, the Company shall issue to the Creditor all the Shares, with no par value (the “Subscription Shares”), in consideration for an investment in the Company in an amount equal to the amount of Indebtedness (the “Investment Amount”). Payment of the Investment Amount by Creditor to the Company shall be done by way of conversion of the entire Indebtedness.

1.03. Complete Release by Creditor. Upon the issuance of the Subscription Shares to the Creditor pursuant to the terms hereof, the entire Indebtedness shall be deemed as fully discharged and repaid by the Company to the Creditor. As of the Conversion Date, Creditor irrevocably and unconditionally releases, acquits, and forever discharges the Company, its transferees, assigns, and any successors, from any and all known or unknown claims, charges, promises, actions, or similar rights that the Creditor presently may have (the “Claims”) relating in any way to its rights to collect the Indebtedness. Creditor understands that the Claims that it is releasing might arise under many different laws (including statutes, regulations, other administrative guidance, and common law doctrines), and include without limitation claims such as breach of contract, implied contract, promissory estoppel, or claims under any federal, state or local statute, law, order or ordinance.

SECTION II

CREDITOR’S REPRESENTATIONS, WARRANTIES AND AGREEMENTS

Creditor hereby represents, warrants and covenants to the Company as follows;

2.01. Creditor is acquiring the Shares for its own account for investment purposes and not with a view to or in connection with any distribution or resale of the Shares in any manner that would violate the federal securities laws of the United States or any other applicable jurisdiction.

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2.02. Creditor is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended,

2.03. The Creditor understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and that the Shares have not been registered under the Securities Act. The Creditor understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Creditor absent an effective registration statement under the Securities Act, except (i) to the Company or any of its respective subsidiaries, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, or (iv) an ordinary course pledge such as a broker lien over account property generally, and in each of cases (i), (iii) and (iv), in accordance with any applicable securities laws of the states and other jurisdictions of the United States. Creditor acknowledges that the Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date the Company filed a Form 20-F reporting that it is no longer a shell company with the Commission. Creditor understands and agrees that the Shares will be subject to the foregoing restrictions and, as a result of these restrictions, Creditor may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Creditor understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares. In connection with any sale of the Company’s securities, the Investor shall comply in all material respects with all applicable laws, rules, regulations and orders, including, without limitation, the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Regulation M and Rule 10b-5 under the Exchange Act, where applicable. The certificate will contain the following restrictive legend:

 The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”) or any state securities law. These shares have been acquired for investment and may not be offered for sale, hypothecated, sold or transferred, nor will any assignee or transferee thereof be recognized by the Company as having any interest in such shares, in the absence of (i) an effective registration statement with respect to the shares under the Act, and any other applicable state law, or (ii) an opinion of counsel satisfactory to the Company that such shares will be offered for sale, hypothecated, sold or transferred only in a transaction which is exempt under or is otherwise in compliance with the applicable securities laws.

2.04. Creditor has evaluated the risks associated with the acquisition of the Shares and has determined that the acquisition of the Shares is a suitable investment and can bear the entire risk of loss.

2.05. Creditor agrees to irrevocably waive the Company’s obligations to pay any and all interest on the Loan that is accrued after July 1, 2023, subject to the successful conversion of Creditor’s right to the Indebtedness into Shares of the Company.

SECTION III

MISCELLANEOUS

3.01. Binding Nature of Agreement. This Agreement shall be binding on and inure to the respective successors, transferees and assigns of the Company and the Creditor.

3.02. Law Governing. This Agreement shall be governed by and construed under the laws of Hong Kong. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration.

3.03. Entire Agreement. This Agreement represents the entire agreement between the parties and has been entered into by Creditor with a full understanding of its terms, with an opportunity to consult with counsel and without inducement or duress. This Agreement may not be changed orally, and any written change or amendment must be signed and accepted by the Company. If any provision in this Agreement is found to be unenforceable, all other provisions will remain fully enforceable. This Agreement may be executed in counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument.

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WHEREFORE, the undersigned parties to this Loan Conversion Agreement have agreed to the foregoing as of the Effective Date.

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chairman of the Board of Directors, Chief Executive Officer

Avatar Group Holdings Limited

By:	/s/ Yanzhi Wang
Name:	Yanzhi Wang
Title:	Director

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Schedule I

Breakdown of the Indebtedness Subject to Conversion

#	Lender	Original Borrower	Transferred Borrower*	Date	Principal Amount	Accrued Interests	Indebtedness Amount
1	Creditor	MultiMetaVerse HK Limited	Company	September 1, 2021	$220,000	$18,118	$238,118
2	Creditor	MultiMetaVerse HK Limited	Company	November 30, 2021	$200,000	$14,252	$214,252
3	Creditor	MultiMetaVerse HK Limited	Company	April 27, 2023	$1,500,000	$32,055	$1,532,055
4	Creditor	MultiMetaVerse Inc	Company	January 10, 2022	$850,000	$59,401	$909,401
5	Creditor	MultiMetaVerse Inc	Company	March 16, 2022	$850,000	$52,211	$902,211
6	Creditor	MultiMetaVerse Inc	Company	June 17, 2022	$250,000	$12,330	$262,330
7	Creditor	MultiMetaVerse Inc	Company	June 24, 2022	$510,000	$24,690	$534,690
8	Creditor	MultiMetaVerse Inc	Company	September 29, 2022	$225,000	$8,052	$233,052
Total					$4,605,000	$221,109	$4,826,109

*	The lender and borrowers of such loans entered into a Loan Transfer Agreement dated September 12, 2023, pursuant to which the Company became the borrower of these loans.

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